Exhibit 99.1

RepliCel CEO Provides Company Outlook

A data-rich 2017 positions RepliCel for maturity through the next phase of its product development, research programs, and revenue generation

VANCOUVER, May 25, 2017 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a regenerative medicine company addressing large-market opportunities with innovative technologies in aesthetics and sports injury/orthopedics, today unveiled its go-forward strategy.

In the first few months of 2017, the Company made pivotal announcements based on data collected from all three of its cell therapy programs. Furthermore, RepliCel continues to make significant progress on its nearest-term commercial asset, the dermal injector (RCI-02).

Building on a decade of the Company's discovery, pre-clinical work, and successful first-in-human clinical data, RepliCel has formulated a strategic plan for 2017 through 2019 focused on maturing its assets through three distinct pillars:

•	commercializing the Company's dermal injector;
•	research and development to enhance clinical efficacy, optimize manufacturing, and strengthen the Company's intellectual property portfolio; and
•	preparing and launching phase II clinical trials.

The plan includes several key milestones anticipated to be part of the Company's next 30 months including:

•	building and testing the commercial-grade prototypes of RepliCel's next-generation dermal injector;
•	preparing the RCI-02 device for marketing approval in Europe (CE-mark);
•	executing an application-focused commercialization agreement for RCI-02 with a multi-national partner, including the payment of non-dilutive licensing/milestone fees and ongoing sales royalties;
•	launching and executing a molecular marker study anticipated to add significant value to the Company's intellectual property, manufacturing technologies, and the enhancement of clinical efficacy;
•	completing ongoing research related to the manufacture of dermal sheath cup cells as a precursor to phase II clinical trials of RCH-01; and
•	preparing for phase II clinical studies of the RCT-01 (tendinopathy) and RCS-01 (skin aging) clinical programs.

Further details on each of the programs are expected to be released in the coming few weeks.

"The first decade of RepliCel's growth was focused on moving our initial discoveries through pre-clinical research, diversification, and achieving proof-of-concept data in first-in-human clinical trials. Now we are presented with the exciting opportunity to mature the Company and its assets through device commercialization, next-phase clinical trials, and partnerships," stated RepliCel's President & CEO, R. Lee Buckler.

"Given the near-term commercial status of our dermal injector development and the nature of the discussions underway, we remain confident we will secure a revenue-generating, commercialization partnership for this asset next year," continued Buckler. "Additionally, we are currently engaged in a number of early-stage partnership and collaboration discussions for each of our cell therapy programs. While we have already commenced planning preparation for our next-phase clinical trials, these discussions may influence how we prioritize and finance these studies. Shareholders should expect a series of releases over the next few weeks providing more clarity on each of these programs."

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on aesthetics and sports injury applications.

As its nearest-term commercial asset, RepliCel is developing a next-generation dermal injection device (RCI-02) designed to optimize aesthetic injections. The Company's cell therapy product pipeline is comprised of three clinical-stage products: RCT-01 for tendon regeneration, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration which is being co-developed under exclusive license by Shiseido Company for certain Asian countries.

All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

Visit www.replicel.com for additional information.

Forward-looking information
This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements (i) that it obtain the approvals required to commercialize its initial dermal injector; (ii) that its research and development will enhance clinical efficacy, optimize manufacturing and strengthen the Company's intellectual property portfolio; (iii) that it will prepare and launch phase 2 clinical trials; (iv) that it will finish building and testing the commercial-grade prototypes of its next-generation dermal injector; (v) that it will prepare the RCI-02 device for marketing approval in Europe (CE-mark); (vi) that it will execute a commercialization agreement for RCI-02 with a multi-national partner and generate revenue in the next year, including the payment of non-dilutive licensing/milestone fees and ongoing sales royalties; and (vii) that it launch and execute one or more molecular market studies to add significant value to the Company's intellectual property, manufacturing technologies, and the enhancement of clinical efficacy.  These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company will not obtain CE mark clearance or other necessary regulatory approvals; the risk that the Company's patents will not be granted or validated in one or more countries; the risk that its phase 2 clinical trial programs are not approved by the applicable regualtory authorities; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and Germany; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks with identifying and coming to an agreement to commericalize its dermal injector; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/25/c2613.html

%CIK: 0001205059

For further information: Lee Buckler, CEO and President, Telephone: 604-248-8693 / info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 25-MAY-17